UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended October 27, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan A

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation 1 Hormel Place Austin, MN 55912 507-437-5611

Hormel Foods Corporation
Tax Deferred Investment Plan A

Audited Financial Statements and Supplemental Schedule

Years Ended October 27, 2013 and October 28, 2012

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation Tax Deferred Investment Plan A

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) as of October 27, 2013 and October 28, 2012, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 27, 2013 and October 28, 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 27, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 25, 2014

Hormel Foods Corporation
Tax Deferred Investment Plan A

Statements of Net Assets Available for Benefits

	October 27, 2013	October 28, 2012
Assets
Investments, at fair value	$596,790,046	$502,417,677
Receivables:
Contributions from Hormel Foods Corporation	11,056	11,178
Contributions from participants	304,111	307,715
Promissory notes from participants	10,880,069	11,091,475
Total receivables	11,195,236	11,410,368
Net assets available for benefits, at fair value	607,985,282	513,828,045
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(12,902,006)	(18,640,338)
Net assets available for benefits	$595,083,276	$495,187,707

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 27, 2013	Year Ended October 28, 2012
Additions:
Contributions from Hormel Foods Corporation	$3,784,594	$3,688,721
Contributions from participants	27,639,948	26,781,601
Employee rollover	2,163,436	1,860,758
Investment income	5,464,508	5,007,896
Interest income – promissory notes receivable	575,404	555,686
Total additions	39,627,890	37,894,662

Deductions:
Distributions	31,307,404	19,178,702
Administrative expenses	236,457	235,799
Total deductions	31,543,861	19,414,501

Net realized and unrealized appreciation in fair value of investments	91,811,540	18,188,245
Net additions	99,895,569	36,668,406
Net assets available for benefits at beginning of year	495,187,707	458,519,301
Net assets available for benefits at end of year	$595,083,276	$495,187,707

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements

October 27, 2013

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation (the Company or the Sponsor) Tax Deferred Investment Plan A (the Plan) are maintained on the accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value.

The Hormel Foods Corporation Employee Benefits Committee (the Committee) is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment advisors and record keeper that is used to determine the fair value of the Plan’s investments. The Committee is comprised of officers and a director of the Company and reports to the compensation committee of the Company. For investments categorized within Level 3 of the fair value hierarchy, the Committee utilizes the record-keeper to obtain information on the fair value of these assets. The record-keeper employs third-party pricing services and obtains selected support from their portfolio managers to determine daily valuations and investment returns. See Note 3 for further discussion of fair value measurements.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The guidance in ASU 2011-04 has been fully adopted for the plan year ended October 27, 2013. The adoption of this guidance had no material impact on the financial statements.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s year-end is the last Sunday of October.

The Plan is a contributory, defined-contribution plan covering employees of the Company and certain eligible subsidiaries who have completed six months of eligibility service and worked at least 500 hours during those six months.

Employees who have not made a retirement savings election shall be deemed to have automatically elected to participate in the Plan at the automatic enrollment percentage (currently 3%). Participants who make a retirement savings election can authorize a deduction of 1% to 50% of their compensation for each pay period, subject to Internal Revenue Service (IRS) limitations. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Participants also may invest in self-directed brokerage accounts. The Company contributes a matching contribution, currently 50% of the participant’s contribution, not to exceed $900 per year for the Plan years ended October 27, 2013 and October 28, 2012.

Each participant’s account is credited with the participant’s and the Company’s contributions and Plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employee contributions are always 100% vested in the participants’ Plan accounts. Employer contributions are 100% vested, except for Dan’s Prize Inc. employees who have a three-year cliff vesting schedule for employer discretionary contributions. Forfeitures used to reduce employer contributions for the years ended October 27, 2013 and October 28, 2012, were $3,889 and $3,897, respectively. Cumulative forfeited non-vested accounts as of October 27, 2013 and October 28, 2012, were $54,907 and $1,301, respectively.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor. Benefits are recorded when paid.

Promissory notes receivable are loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balances. Loan terms range from one year to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in a participant’s account. The interest rate is 2% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted or, if the loan is for a primary residence, on the date the loan is requested. Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded as of October 27, 2013 or October 28, 2012. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

On November 21, 2011, the Plan adopted a 401(k)/401(m) safe harbor matching formula that is effective for the Plan year beginning October 31, 2016. Beginning on that date, the Company will match 100% of the first 3% of eligible participant contributions plus 50% of the next 2% of eligible participant contributions. The matching contributions will be contributed no later than the last day of the fiscal Plan year quarter following the Plan year quarter in which the employee’s contribution was made.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and the assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement

During the years ended October 27, 2013 and October 28, 2012, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended October 27,	Year Ended October 28,
	2013	2012
Net appreciation (depreciation) in fair value during the year:
Nonpooled separate account (containing the Company’s common stock)	$30,378,989	$(1,639,536)
Pooled separate accounts	24,868,898	14,628,665
Mutual funds	20,087,665	–
Collective trusts	7,305,338	–
Separate trust accounts	7,304,342	4,581,620
Self-directed brokerage accounts	1,866,308	617,496
	$91,811,540	$18,188,245

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 27, 2013	October 28, 2012
Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	$153,110,717	$141,931,148

Non-pooled separate account:
State Street Corporation:
Hormel Foods Corporation Stock Fund	91,613,048	67,854,087

Separate trust account:
State Street Corporation:
Loomis Sayles Value Y	41,639,306	–
Harbor Capital Appreciation	32,160,165	–
BlackRock LifePath Index 2020	29,962,150	–
BlackRock LifePath Index 2025	32,982,369	–
MainStay Large Cap Growth Fund	–	25,604,125

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Growth Option Fund	–	55,399,861
Aggressive Option Fund	–	52,342,596
Moderate Option Fund	–	25,811,986

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The Plan accounts for its financial assets and liabilities in accordance with ASC 820, which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                 Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                 Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

–                Quoted prices for similar assets and liabilities in active markets

–                Quoted prices for identical or similar assets or liabilities in markets that are not active

–                Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–                Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                 Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

During 2013, the Plan adjusted certain investment options for participant accounts. The following is a description of the valuation methodologies used for instruments held by the Plan by Plan year measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

2013 Investments

Separate Trust Accounts – Mutual Funds

The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and, thus, these investments are classified within Level 1 of the valuation hierarchy.

•                 The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

•                 The international equities investment includes a mix of predominately foreign common stocks and cash.

•                 The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts – Collective Trust Funds

The fair value of the collective trust funds, which are deemed to be Level 2, represents the NAV of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

•                 The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

•                 The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

•                 The international equities fund includes a mix of predominately foreign common stocks and cash.

•                 The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

Non-Pooled Separate Account

The non-pooled separate account consists of common stock of the Company, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. The Company has implemented a dividend pass through election for its participants.

Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. Each participant in this fund is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

This fund is approximately 15% and 14% of the total investments in the Plan at October 27, 2013 and October 28, 2012, respectively.

Self-Directed Brokerage Assets

The self-directed brokerage assets consist of common stock, preferred stock, and mutual funds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. These assets are deemed to be a Level 1 investment.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

General Investment Account

The General Investment Account is a stable value fund and is reported at fair value with a reported adjustment to contract value shown in the statements of net assets available for benefits; therefore, the General Investment Account is deemed to be a Level 3 investment. The statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

The benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The Guaranteed Income Account contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

The General Investment Account is principally valued using a market value formula approach. The market value of the investment is determined to be the estimated liquidation value of the contract. The liquidation value is derived considering factors such as: (i) the observable interest rate being earned by investments underlying the contract; (ii) the unobservable “assumed interest rate” obtained by the record-keeper on new investments where a proxy is the Barclays Capital U.S. Aggregate Index (excluding Treasuries) with an adjustment made to duration; and (iii) the unobservable comparison between investments supporting the contract and the current market rates where historic investments are either at a premium or discount to current market rates, i.e., the “experience rate”.

The following table presents the Plan’s Level 3 investments, the valuation techniques used to measure the fair value and the significant unobservable inputs and the ranges of values for those inputs.

	October 27, 2013
Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Weighted Average

General investment account	$153,110,717	Liquidation	Assumed interest rate Experience rate	1.20% 3.07%

Generally, the General Investment Account crediting rates will typically show less volatility than current market rates. In a rising interest rate environment, credited rates will lag market rates because much of the contract’s assets are backed by investment made in prior years with earnings that reflect the lower rates that prevailed in those years. Over time, as new contributions are made and investments mature and are reinvested at current interest rates, rates could be expected to move toward market levels. Conversely, as market rates decrease, the General Investment Account crediting rates would also be expected to fall, but generally more slowly than market rates.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The crediting interest rate on the General Investment Account was 3.10% and 3.20% as of October 27, 2013 and October 28, 2012, respectively. The average yield was 2.74% during the 2013 Plan year and 2.80% during the 2012 Plan year, which approximates the actual interest rate credited to the Plan participants.

2012 Investments

Pooled Separate Accounts

Fair value represents the NAV of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

The lifecycle funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, common stocks, and cash.

The pooled separate accounts are deemed to be Level 2 investments unless the separate account includes a general investment account. A general investment account is adjusted for the contract value and is therefore deemed to be a Level 3 investment. See above for a description of the General Investment Account.

The remaining categories of the investments held as of October 28, 2012 are consistent with the descriptions under “2013 Investments.”

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The investments of the Plan that are measured at fair value on a recurring basis as of October 27, 2013 and October 28, 2012, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 27, 2013
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Separate trust accounts:
Mutual funds:
U.S. equities	$107,005,561	$107,005,561	$–	$–
International equities	28,394,233	28,394,233	–	–
Fixed income	17,689,248	17,689,248	–	–
Total mutual funds	153,089,042	153,089,042	–	–
Collective trusts:
LifePath funds	164,263,008	–	164,263,008	–
U.S equities	19,183,855	–	19,183,855	–
International equities	251,809	–	251,809	–
Fixed income	227,246	–	227,246	–
Total collective trusts	183,925,918	–	183,925,918	–
Total separate trust accounts	337,014,960	153,089,042	183,925,918	–

Nonpooled separate account:
Hormel Foods Corporation Stock Fund	91,613,048	91,613,048	–	–

Self-directed brokerage accounts:
Cash and other	1,156,752	1,156,752	–	–
Common stock	3,037,122	3,037,122	–	–
Mutual funds	10,857,447	10,857,447	–	–
Total self-directed brokerage accounts	15,051,321	15,051,321	–	–

General Investment Account	153,110,717	–	–	153,110,717
	$596,790,046	$259,753,411	$183,925,918	$153,110,717

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

	Fair Value Measurements at October 28, 2012
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Pooled separate accounts:
Lifecycle funds	$139,949,427	$–	$133,554,443	$6,394,984
U.S. equities	42,435,859	–	42,435,859	–
Fixed income	12,537,242	–	12,537,242	–
Total pooled separate accounts	194,922,528	–	188,527,544	6,394,984

Separate trust accounts:
U.S. equities	49,986,941	49,986,941	–	–
International equities	21,399,308	21,399,308	–	–
Fixed income	12,390,894	12,390,894	–	–
Total separate trust accounts	83,777,143	83,777,143	–	–

Non-pooled separate account:
Hormel Foods Corporation Stock Fund	67,854,087	67,854,087	–	–

Self-directed brokerage accounts:			–	–
Cash and other	1,294,330	1,294,330	–	–
Common stock	2,757,181	2,757,181	–	–
Mutual funds	9,881,260	9,881,260	–	–
Total self-directed brokerage accounts	13,932,771	13,932,771	–	–

General Investment Account	141,931,148	–	–	141,931,148
	$502,417,677	$165,564,001	$188,527,544	$148,326,132

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

	General Investment Account	Pooled Separate Account (Lifecycle Fund)	Total

Balance, October 30, 2011	$123,032,682	$5,285,150	$128,317,832
Purchases	35,471,124	2,107,768	37,578,892
Sales	(28,710,132)	(1,315,282)	(30,025,414)
Interest and dividend income*	3,711,690	3	3,711,693
Realized gains**	–	70,071	70,071
Unrealized gains relating to investments still held at the report date**	8,425,784	247,274	8,673,058
Balance, October 28, 2012	141,931,148	6,394,984	148,326,132
Purchases	62,641,844	3,329,352	65,971,196
Sales	(49,767,244)	(10,064,552)	(59,831,796)
Interest and dividend income*	4,043,301	–	4,043,301
Realized gains**	–	340,216	340,216
Unrealized losses relating to investments still held at the report date**	(5,738,332)	–	(5,738,332)
Balance, October 27, 2013	$153,110,717	$–	$153,110,717

* Included in investment income, statements of changes in net assets available for benefits

** Included in net realized and unrealized appreciation in fair value of investments, statements of changes in net assets available for benefits

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated September 16, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 27, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to the Plan year ended October 31, 2010.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Parties

The Plan holds units of collective trust funds managed by State Street Global Markets, LLC. State Street Global Markets, LLC also manages the self-directed brokerage accounts and offers a money market investment for these accounts. The Plan invests in the common stock of the Company. The Plan invests in the General Investment Account of the record-keeper, the Massachusets Mutual Life Insurance Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 41-0319970 Plan Number: 050

October 27, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Non-pooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund*	1,709,693 units	$91,613,048

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	7,030,742 units	140,208,711

Separate trust accounts:
State Street Corporation*:
Dodge & Cox International Stock Fund	2,031,835 units	28,394,233
Wasatch Small Cap Growth Fund	1,234,844 units	17,196,916
BlackRock LifePath Index 2015	942,198 units	9,598,455
BlackRock LifePath Index 2020	2,916,659 units	29,962,150
BlackRock LifePath Index 2025	3,192,443 units	32,982,369
BlackRock LifePath Index 2030	2,378,005 units	24,716,822
BlackRock LifePath Index 2035	1,932,318 units	20,191,606
BlackRock LifePath Index 2040	1,741,898 units	18,281,467
BlackRock LifePath Index 2045	973,831 units	10,259,499
BlackRock LifePath Index 2050	574,269 units	6,076,424
BlackRock LifePath Index 2055	208,607 units	2,213,929
BlackRock LifePath Index Retirement	982,185 units	9,980,287
Loomis Sayles Value Y	3,779,186 units	41,639,306
BlackRock S&P 500 Stock Fund	1,626,698 units	17,763,027
Harbor Capital Appreciation	2,763,081 units	32,160,165
BlackRock Russell 2500 Index	125,452 units	1,420,828
Wells Fargo Advantage Intrinsic Small Cap Value	1,433,102 units	16,009,174
BlackRock MSCI ACWI ex-US Index	23,875 units	251,809
PIMCO Total Return Institutional	1,811,808 units	17,689,248
BlackRock US Debt Index	23,023 units	227,246
Total separate trust accounts		337,014,960

Self-directed brokerage assets	Various common stocks, mutual funds, and other investments	15,051,321

Promissory notes*	Varying maturity dates with interest rates ranging from 5.25% to 10.50%	10,880,069
Total assets (held at end of year)		$594,768,109

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN A

Date: April 25, 2014	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN Executive Vice President and Chief Financial Officer, Hormel Foods Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm